UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*

                        ProMedCo Management Company
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                              (Name of Issuer)

                 Common Stock (Par Value $ 0.01 Per Share)
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                       (Title of Class of Securities)

                                74342L 10 5
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                               (CUSIP Number)


        Robert C. Schwenkel, Esq.             David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson        Goldman, Sachs & Co.
          One New York Plaza                      85 Broad Street
          New York, NY 10004                     New York, NY 10004
           (212) 859-8000                          (212) 902-1000

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    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)


                               May 5, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,253,335

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,253,335

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,253,335

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%

14  TYPE OF REPORTING PERSON

    BD-PN-IA

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE GOLDMAN SACHS GROUP, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,253,335

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,253,335

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,253,335

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%

14  TYPE OF REPORTING PERSON

    HC-CO

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       928,994

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    928,994

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    928,994

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.1%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS ADVISORS III, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,184,385

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,184,385

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,184,385

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%

14  TYPE OF REPORTING PERSON

    OO

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III OFFSHORE, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       255,391

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    255,391

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    255,391

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.1%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       42,888

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    42,888

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,888

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       42,888

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    42,888

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,888

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET FUND 2000, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       22,727

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    22,727

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,727

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET 2000, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       22,727

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    22,727

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,727

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1%

14  TYPE OF REPORTING PERSON

    OO

          This Amendment No.1 ("Amendment") is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 2000, L.P. (together with its predecessor, Stone Street Fund 2000, L.L.C., "Stone 2000"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 2000, L.L.C ("Stone L.L.C."), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group" and, together with GS Capital III, GS Offshore, GS Germany, Stone 2000, GS Advisors, GS oHG, Stone L.L.C. and Goldman Sachs, the "Filing Persons"). This Amendment amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission (the "Commission") on January 24, 2000 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock") of ProMedCo Management Company, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          Each of GS Capital III and Stone 2000, Delaware limited partnerships, GS Offshore, a Cayman Islands exempted limited partnership, and GS Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital III and GS Offshore. GS oHG is the sole managing partner of GS Germany. Stone L.L.C., a Delaware limited liability company, is the sole general partner of Stone 2000. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Advisors and Stone 2000 and the investment manager for GS Capital III, GS Offshore and GS Germany. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GS Offshore, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in
Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone L.L.C. are set forth in Schedule II-C-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone L.L.C. on behalf of Goldman Sachs, are set forth on Schedule II-C-ii and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          As more fully described herein, GS Capital III, GS Offshore, GS Germany (through its nominee, Goldman, Sachs & Co. Verwaltungs GmbH) and Stone 2000 (collectively, the "Purchasers") have agreed to purchase at the Second Closing an aggregate of 425,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") and warrants (the "Warrants") to purchase up to, in the aggregate, 125,000 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock") (i) for an aggregate cash purchase price equal to $26,500,000 less an amount equal to the sum of (x) the Second Closing Payment (defined below), (y) the accrued and unpaid interest on the Notes (through and including the date of the Second Closing), and (z) the aggregate principal amount of any PIK Notes (as defined in the Notes) issued to the Purchasers with any accrued and unpaid interest thereon (through and including the date of the Second Closing) (the "Second Closing Cash Purchase Price") and (ii) in exchange for all outstanding Notes and GS Shares. The "Second Closing Payment" is an amount in cash equal to $795,000.

          It is expected that the funds to be used by the Purchasers to purchase the Series A Preferred Stock and the Warrants at the Second Closing will be obtained by such entities from capital contributions by their partners and from the available funds of such entities.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

First Amendment to Securities Purchase Agreement
------------------------------------------------

          On May 5, 2000, the Company and the Purchasers entered into the First Amendment to Securities Purchase Agreement (the "First Amendment"), which provides, among other things, that at the Second Closing, the
Purchasers will purchase an aggregate of 425,000 shares of the Series A Preferred Stock and Warrants to purchase up to, in the aggregate, 125,000 shares of Series B Preferred Stock (i) for an amount in cash equal to the Second Closing Cash Purchase Price and (ii) in exchange for all outstanding Notes and GS Shares. As more fully described herein, in connection with the First Amendment, the following agreements were entered into: (i) an Amendment No. 2 to Rights Agreement, dated as of May 5, 2000 ("Second Rights Amendment"), (ii) amended and restated Lock-up Agreements, dated as of May 5, 2000 ("Amended Lock-up Agreements"), by and among the Lock-up Stockholders and the Purchasers, and (iii) a First Amendment to Registration Rights Agreement, dated as of May 5, 2000 (the "Registration Rights Amendment"), by and among the Company and the Purchasers. In addition, pursuant to the First Amendment, the Company and the Purchasers will enter into a Warrant Agreement (the "Warrant Agreement"), which sets forth the terms and conditions of the Warrants, at the Second Closing. The First Amendment, the Second Rights Amendment, the form of Amended Lock-up Agreement, the Registration Rights Amendment and the form of Warrant Agreement are attached hereto as Exhibits 3 through 7, respectively, and are incorporated in and made a part of this Schedule 13D by this reference in their entirety.

          The purpose of the acquisition of the Series A Preferred Stock and the Warrants by the Purchasers is to acquire a significant equity interest in the Company.

          Pursuant to the First Amendment, from the Second Closing and for so long as the Purchasers and their affiliates collectively beneficially own a number of shares of Common Stock that is not less than (i) 66 2/3% of the Second Closing Ownership Amount (as defined below), GS Capital III will have the right to designate three directors of the Company; (ii) 33 1/3% of the Second Closing Ownership Amount, GS Capital III will have the right to designate two directors of the Company; and (iii) 10% of the Second Closing Ownership Amount, GS Capital III will have the right to designate one director of the Company (collectively, the "Preferred Designees"). Mr. Sanjeev Mehra will be one of the initial Preferred Designees, and the remaining two initial Preferred Designees will be designated by GS Capital III prior to the Second Closing. In addition, one Preferred Designee will have the right to sit on the executive committee of the Board of Directors. The "Second Closing Ownership Amount" is the number of shares of Common Stock beneficially owned by the Purchasers immediately after the Second Closing (excluding the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock) (as such number may be adjusted for stock splits, reverse stock splits, dividends paid in Common Stock, reclassifications of the Common Stock, and other similar events).

          Pursuant to the First Amendment, without the prior written consent of GS Capital III, the Board of Directors, if the Second Closing occurs, will not consist of more than ten members so long as the Purchasers and their affiliates beneficially own at least 10% of the Second Closing Ownership Amount.

          Pursuant to the First Amendment, the Company is required, in connection with the Second Closing, to cause to be filed with the Secretary of State of the State of Delaware (the "Secretary of State") (i) the
Certificate  of  Designation  of Series A  Preferred  Stock (the  "Series A
Certificate of Designation") and (ii) the Certificate of Designation of Series B Preferred Stock (the "Series B Certificate of Designation" and, together with the Series A Certificate of Designation, the "Preferred Stock Certificates of Designation"). The terms of the Preferred Stock Certificates of Designation provide that the Series A Preferred Stock and the Series B Preferred Stock rank on a parity with respect to dividend rights and rights on liquidation, dissolution or winding up. Pursuant to the Preferred Stock Certificates of Designation, the Series A Preferred Stock and the Series B Preferred Stock have substantially identical voting rights, rights to board representation, and rights with respect to recapitalization. The form of Series A Certificate of Designation and the form of Series B Certificate of Designation are attached hereto as Exhibits 8 and 9, respectively, and are incorporated in and made part of this
Schedule 13D by this reference in their entirety.

          Assuming the Second Closing occurs, the Purchasers will hold in the aggregate (i) 425,000 shares Series A Preferred Stock, which shares will be convertible initially into 17,000,000 shares of Common Stock as of the date of the Second Closing (subject to adjustment as provided in the Series A Certificate of Designation), and (ii) Warrants to purchase up to 125,000 shares of Series B Preferred Stock, which shares will be convertible initially into 3,125,000 shares of Common Stock upon conversion of the Warrants (subject to adjustment as provided in the Series B Certificate of Designation).

          Pursuant to the First Amendment, from the period commencing on January 13, 2000, and ending on the earlier of (i) the expiration of the Standstill Period (as defined below), (ii) the occurrence of any breach by the Company in any material respect of any covenant or agreement contained in the Securities Purchase Agreement, as amended, or in any other transaction document, (iii) the occurrence of the filing of a bankruptcy petition by the Company or on the 60th day following the filing of an involuntary bankruptcy petition against the Company if such petition is not discharged with prejudice during such 60-day period, (iv) the occurrence of a change in control of the Company or (v) the occurrence of a third party proposal, except as (x) contemplated by the Securities Purchase Agreement, as amended, or any other transaction document or (y) specifically approved in writing in advance by the Company, the Purchasers will not, and will cause any affiliates controlled by them to not, in any manner, directly or indirectly (A) acquire, or offer or agree to acquire, or become the beneficial owner of or obtain any rights in respect of any capital stock of the Company in an amount in excess of the Grandfathered Amount (as defined below); or (B) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined or used in Regulation 14A under the Act) of proxies or consents with respect to any voting securities of the Company or any of its successors or initiate or become a participant in any stockholder proposal or "election contest" (as such term is defined or used in Rule 14a-11 under the Act) with respect to the Company or any of its successors or induce others to initiate the same (except for activities undertaken by the Purchasers or the directors designated by GS Capital III in connection with solicitations by the Board of Directors). "Standstill Period" means the later of (i) January 13, 2003, or (ii) the date on which the Purchasers and their affiliates beneficially own, in the aggregate, a number of shares of Common Stock constituting less than 10.0% of the Second Closing Ownership Amount (as such ownership may be adjusted from time to time for stock splits, reverse stock splits, dividends paid in Common Stock, reclassifications of the Common Stock, and other similar events).

Warrant Agreement
-----------------

          Pursuant to the Warrant Agreement, the Purchasers may exercise, at any time prior to the third anniversary of the Second Closing, the Warrants to purchase up to, in the aggregate, 125,000 shares of Series B Preferred Stock, at an exercise price of $97.00 per share. In addition, subject to the Company having obtained Additional Senior Debt Financing (as defined below) and the satisfaction of certain other conditions, the Company will have the right, at any time prior to 5:00 p.m. New York City time on December 31, 2000 (the "Mandatory Exercise Period"), at its sole option and election (a "Mandatory Exercise Election"), to require the Purchasers to exercise, on a pro-rata basis, up to (x) in the aggregate (A) 25,000 Warrants, if at least $5,000,000 of Additional Senior Debt Financing is obtained, (B) 50,000 Warrants, if at least $10,000,000 of Additional Senior Debt Financing is obtained, (C) 75,000 Warrants, if at least
$15,000,000 of Additional Senior Debt Financing is obtained, (D) 100,000 Warrants, if at least $20,000,000 of Additional Senior Debt Financing is obtained, or (E) 125,000 Warrants, if at least $25,000,000 of Additional Senior Debt Financing is obtained, less (y) the aggregate number of Warrants exercised prior to such Mandatory Exercise Election (such difference between (x) and (y), the "Callable Warrants"). "Additional Senior Debt Financing" is any senior debt financing obtained by the Company after the Second Closing which, after giving effect to such financing, would result in the Company having senior debt financing in an aggregate principal amount in excess of $182.5 million under its Amended and Restated Credit Agreement (as defined below in Item 6) (or another facility syndicated or privately placed by a bank or its affiliates) on terms at least as favorable to the Company as the terms governing the Company's Tranche B Term Notes to be purchased by General Electric Capital
Corporation (as discussed below in Item 6). Additional Senior Debt Financing does not include, however, any financing the proceeds of which are used to replace or refinance any existing senior debt financing of the Company.

          Pursuant to the Warrant Agreement, the Company has agreed that, so long as at least 10% of the Warrants remain outstanding, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, without the affirmative vote or consent of the holders of not less than 50% of all Warrants at any time outstanding: (i) authorize, increase the authorized number of shares of, or issue any shares of stock senior to or on parity with the Series B Preferred Stock; (ii) increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of, Series B Preferred Stock other than as required by the Series B Certificate of Designation and pursuant to the exercise of the Warrants; or (iii) reclassify any shares of Series B Preferred Stock or authorize, adopt or approve an amendment to the Series B Certificate of Designation which would increase or decrease the par value of the shares of Series B Preferred Stock, or alter or change the powers, preferences or special rights of the Series B Preferred Stock so as to affect such shares of Series B Preferred Stock adversely.

          Pursuant to the Warrant Agreement, if shares of the Series B Preferred Stock issuable upon exercise of the Warrants are changed into the same or a different number of shares of any other class or classes of stock or other securities or property, whether by capital reorganization, reclassification, sale of the Company or other transaction, each Warrant will, in lieu of representing the right to purchase shares of Series B Preferred Stock, represent the right to purchase the number of shares of stock or other securities or property to which a holder of the number of shares of Series B Preferred Stock would have been entitled upon such reorganization, reclassification, sale of the Company or other transaction. The exercise price per share in effect immediately prior to such event will be adjusted so that (i) the aggregate exercise price in effect immediately after such event payable by the Purchasers will be the same as that payable by the Purchasers immediately before such event, and (ii) the Purchasers would receive the number and type of stock or other securities or property which they would have been entitled to receive after the happening of any such event, if immediately prior to such event, they had exercised the Warrants to acquire shares of Series B Preferred Stock.

Second Shareholder Rights Amendment
-----------------------------------

          In connection with the First Amendment, on May 5, 2000, the Company entered into the Second Rights Amendment, which amended the Company's "rights plan" to exempt therefrom certain shares of Common Stock which may be beneficially owned by the Purchasers including (i) all shares of Common Stock beneficially owned by the Purchasers and their affiliates as of January 13, 2000, (ii) all shares of Common Stock the Purchasers and their affiliates become the beneficial owner of after January 13, 2000, pursuant to, and in accordance with the terms of, the Securities Purchase Agreement, as amended by the First Amendment, the Warrant Agreement and the other transaction documents, (iii) Ordinary Course Broker Dealer Shares (as defined in the Rights Amendment), and (iv) an additional 1,400,000 shares of Common Stock (other than Ordinary Broker Dealer Shares) (collectively, the "Grandfathered Amount").

Amended Lock-Up Agreements
--------------------------

          In connection with the First Amendment, on May 5, 2000, the Lock-up Stockholders executed the Amended Lock-up Agreements which amended and superseded the terms contained in the Lock-up Agreements. Pursuant to the Amended Lock-up Agreements, the Lock-up Stockholders agreed that (i) during a period of six months from May 5, 2000 (the "Initial Lock-up Period"), such stockholders will not, directly or indirectly, (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer (collectively, "Transfer") any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, owned by such stockholders or with respect to which such stockholder has the power of disposition as of May 5, 2000, or (y) enter into any swap or any other agreement or any transaction that Transfers, in whole or in part, directly or indirectly, the economic consequence of such stockholder's ownership of the Common Stock as of May 5, 2000, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, and (ii) for a period of eighteen months following the end of the Initial Lock-up Period, such stockholders will not, directly or indirectly, (x) Transfer greater than 25% of such stockholder's shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, owned by such stockholder or with respect to which such stockholder has the power of disposition as of May 5, 2000, or
(y) enter into any swap or any other agreement or any transaction that Transfers, in whole or in part, directly or indirectly, greater than 25% of the economic consequence of such stockholder's ownership of the Common Stock as of May 5, 2000, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. Notwithstanding the foregoing, each of the Lock-up Stockholders may, at any time after the Second Closing and following a Transfer by the Purchasers of greater than 25% of the shares of Common Stock beneficially owned by the Purchasers as of the Second Closing to a person who or which is not an affiliate of the Purchasers, Transfer shares of Common Stock in an amount up to the number of shares of Common Stock equal to the number of shares of Common Stock beneficially owned by such Lock-up Stockholder on May 5, 2000 multiplied by a fraction, the numerator of which is the number of shares of Common Stock sold or transferred by the Purchasers prior to such date in excess of 25% of the shares of Common Stock beneficially owned by the Purchasers as of the Second Closing and the denominator of which is the number of shares of Common Stock equal to 75% of the shares of Common Stock beneficially owned by the Purchasers as of the Second Closing.

Other Plans and Proposals
-------------------------

          Except as described above or otherwise described in this Amendment, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

          Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Filing Persons (and their respective affiliates) may purchase additional shares of Common Stock or Preferred Stock or other securities of the Company or may sell or transfer shares of Common Stock or Preferred Stock (or any of the shares of Common Stock into which such Preferred Stock is converted or any convertible notes, for which such Preferred Stock is exchanged) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock or other securities and/or may cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or Preferred Stock or other securities owned by such Purchasers. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Securities Purchase Agreement, as amended, and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) Based on the information contained in the Company's Amendment to Form 10-K for the year ended December 31, 1999, filed with the Commission on May 1, 2000, there were 22,479,239 shares of Common Stock outstanding as of February 17, 2000.

          As of May 5, 2000 GS Capital III beneficially owns 928,994 shares of Common Stock, representing 4.1% of the outstanding shares of Common Stock.

          As of May 5, 2000, GS Offshore beneficially owns 255,391 shares of Common Stock, representing 1.1% of the outstanding shares of Common Stock.

          As of May 5, 2000, GS Advisors may be deemed to beneficially own an aggregate of 1,184,385 shares of Common Stock beneficially owned by GS Capital III and GS Offshore, as described above, representing in the aggregate approximately 5.3% of the outstanding shares of Common Stock.

          As of May 5, 2000, GS Germany beneficially owns and its managing partner, GS oHG may be deemed to beneficially own, 42,888 shares of Common Stock, representing 0.2% of the outstanding shares of Common Stock.

          As of May 5, 2000, Stone 2000 beneficially owns, and its general partner, Stone L.L.C., may be deemed to beneficially own an aggregate of 22,727 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

          As of May 5, 2000, Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 1,253,335 shares of Common Stock, consisting of (i) 1,250,000 shares of Common Stock beneficially owned by the Purchasers, as described above, and (ii) 3,335 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 5.6% of the outstanding shares of Common Stock. Goldman Sachs disclaims beneficial ownership of (i) the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in Purchasers are held by persons other than Goldman Sachs or its affiliates and (ii) the shares of Common Stock held in Managed Accounts.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, during the past sixty days.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ----------------------------------------

          The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by this reference in their entirety.

          Pursuant to the First Amendment, the Company is no longer required to obtain, prior to the Second Closing, additional senior debt financing under its credit agreement or another facility syndicated or privately placed by a bank or its affiliates in an amount not less than $65 million. Pursuant to the First Amendment, the obligation of the Purchasers to purchase the Series A Preferred Stock and the Warrants at the Second Closing is subject to, among other things, (i) the Company entering into an amended and restated credit agreement with its lenders on terms satisfactory to the Purchasers in their sole discretion (the "Amended and Restated Credit Agreement"), (ii) General Electric Capital Corporation purchasing $20 million in aggregate principal amount of the Company's Tranche B Term Notes and (iii) Bank of America, N.A.'s revolving credit commitment increasing by at least $5 million from its existing revolving credit commitment.

          Pursuant to the First Amendment, the obligations of the parties to consummate the Second Closing may be terminated at any time prior to the Second Closing, notwithstanding approval thereof by the stockholders of the
Company: (a) by mutual written consent of the Company and the Purchasers at any time prior to the Second Closing; or (b) by either the Purchasers or the Company if the Second Closing is not consummated by June 15, 2000; or
(c) by either the Purchasers or the Company if a governmental entity issues a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by Securities Purchase Agreement, as amended; or (d) by the Purchasers or the Company, (i) if any representation or warranty of the other set forth in the Securities Purchase Agreement, as amended, or in any other transaction document is untrue in any material respect when made, or (ii) upon a breach in any material respect of any covenant or agreement on the part of the other set forth in the Securities Purchase Agreement, as amended, or in any other transaction document; or (e) by the Purchasers if an "event of default" under the Notes occurs and is continuing; or (f) by either the Company or the Purchasers in the event that the stockholders of the Company fail to approve the transactions described in the Securities Purchase Agreement, as amended, at the stockholder meeting; or (g) by the Purchasers if the Company has not complied in all respects with the covenants relating to GS Capital III's right to designate the Noteholder Designee to the Board of Directors.

          Pursuant to the First Amendment the Company has agreed to reimburse the Purchasers for their fees and expenses incurred in connection with the transactions contemplated by the Securities Purchase Agreement, as amended, provided that such fees and expenses do not exceed $800,000.

          Pursuant to the Registration Rights Amendment, Purchasers holding 25% of the Registrable Securities (as defined below) have the right, subject to certain limitations and restrictions, (i) to require the Company at the request of such Purchasers on two separate occasions to effect a registration of shares of Common Stock and Common Stock Equivalents held by such Purchasers, and (ii) to require the Company to include shares of Common Stock and Common Stock Equivalents then held by such Purchasers (on a pro rata basis with other participating selling stockholders) in any other registration by the Company of its equity securities under the Securities Act. "Registrable Securities" means (i) any shares of Common Stock or Common Stock Equivalents owned by the Purchasers at any time, (ii) any shares of Common Stock issued or issuable upon the conversion, exercise or exchange of any shares of Series A Preferred Stock or Series B Preferred Stock owned by the Purchasers at any time, and (iii) any shares of Common Stock issued with respect to the securities referred to in clauses (i) and
(ii) by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise.

          Pursuant to the Preferred Stock Certificates of Designation, if the Company shall liquidate, dissolve or wind-up, before any payment or distribution to holders of shares of junior stock or parity stock (other than Series A Preferred Stock or Series B Preferred Stock, as the case may
be), holders of shares of Preferred Stock taken together will be entitled to receive an amount equal to the greater of (x) the Liquidation Preference (as defined below) with respect to each share of Preferred Stock held by such holder as of the date of liquidation, or (y) the amount that would have been received with respect to shares of Preferred Stock upon any such liquidation if such shares had been converted to shares of Common Stock immediately prior to the date of such liquidation. If, upon any such liquidation, whether voluntary or involuntary, the assets to be distributed to the holders of the Preferred Stock are insufficient to permit payment of the full amount of the Liquidation Preference with respect to each share of Preferred Stock, then the entire assets of the Company to be distributed among the holders of the Preferred Stock will be distributed ratably among such holders in accordance with the number of shares of Preferred Stock held by each such holder. The "Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

          Pursuant to the Preferred Stock Certificates of Designation, the holders of shares of Preferred Stock, in preference to the holders of shares of Common Stock and of any shares of other capital stock of the Company as to payment of dividends (other than Series A Preferred Stock or Series B Preferred Stock, as the case may be), are entitled to receive cumulative dividends at an annual rate per share equal to 6% of the Liquidation Preference from and after the respective dates of issuance of applicable shares of Preferred Stock. Dividends on each of the Series A Preferred Stock and the Series B Preferred Stock will be (i) computed on the basis of the Liquidation Preference; (ii) accrue and be payable quarterly, in arrears, on the last business day of March, June, September and December in each year (each such date being referred to as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date following the Second Closing; and (iii) payable in cash. Under the terms of the Preferred Stock Certificates of Designation, accrued dividends not paid within 10 days of any Quarterly Dividend Payment Date will accrue dividends at an annual dividend rate of 8% of the Liquidation Preference until paid in full.

          Under the terms of the Preferred Stock Certificates of Designation and subject to certain adjustment provisions as provided therein, at any time from and after the respective dates of issuance of applicable shares of Preferred Stock, each share of Preferred Stock is convertible at the option of the holder into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Liquidation Preference, as of the conversion date by the applicable conversion price as of the conversion date. The initial conversion price of the Series A Preferred Stock is $2.50 per share, which is subject to adjustment as provided in the Series A Certificate of Designation. The initial conversion price of the Series B Preferred Stock is $4.00 per share, which is subject to adjustment as provided in the Series B Certificate of Designation.

          Pursuant to the Preferred Stock Certificates of Designation, subject to certain rights of holders of shares of Preferred Stock set forth therein, the Company will, at any time following the fourth anniversary of the Second Closing, have the right to redeem all, but not less than all, of the outstanding shares of Series A Preferred Stock or Series B Preferred Stock, as the case may be, within 45 days following any date on which the market price per share of Common Stock for at least 20 out of 30 consecutive trading days immediately preceding such date, including the last trading day of such period, is equal to or greater than 150% of the conversion price of such series of Preferred Stock in effect as of the first day of such 30-trading day period for an amount per share equal to the Liquidation Preference as of the date of redemption.

          Pursuant to the Preferred Stock Certificates of Designation, the Company will, on the seventh anniversary of the Second Closing, redeem all, but not less than all, of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, for an amount per share equal to the Liquidation Preference of such series of Preferred Stock as of such date.

          Pursuant to the Preferred Stock Certificates of Designation, upon the occurrence of a change of control, the Company will make an offer to each holder of shares of Preferred Stock to repurchase all or any part (subject to certain rights of holder pursuant to the Preferred Stock Certificates of Designation) of each such holder's shares of Preferred Stock at an offer price in cash equal to 101% of the Liquidation Preference as of the change of control payment date.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1 Power of Attorney, dated March 20, 2000, relating to Stone Street Fund 2000, L.P.
Exhibit 2 Power of Attorney, dated March 20, 2000, relating to Stone Street 2000, L.L.C.
Exhibit 3 First Amendment to Securities Purchase Agreement, dated as of May 5, 2000, by and among the Company and the Purchasers

Exhibit 4   Amendment No. 2 to Rights Agreement, dated as of May 5, 2000
Exhibit 5   Form of Amended and Restated Lock-up Agreement
Exhibit 6 First Amendment to Registration Rights Agreement, dated as of May 5, 2000, by and among the Company and the Purchasers
Exhibit 7   Form of Warrant Agreement
Exhibit 8 Form of Certificate of Designation of Series A Convertible Preferred Stock
Exhibit 9 Form of Certificate of Designation of Series B Convertible Preferred Stock

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2000

                                   GOLDMAN, SACHS & CO.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                   THE GOLDMAN SACHS GROUP, INC.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact



                                   GS ADVISORS III, L.L.C.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                   GS CAPITAL PARTNERS III, L.P.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                   GS CAPITAL PARTNERS III OFFSHORE, L.P.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact

                                   GS CAPITAL PARTNERS III GERMANY
                                     CIVIL LAW PARTNERSHIP (with
                                     limitation of liability)


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact



                                   GOLDMAN, SACHS & CO. oHG


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact



                                   STONE STREET FUND 2000, L.P.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact


                                   STONE STREET 2000, L.L.C.


                                   By: /s/ Roger S. Begelman
                                      ---------------------------------
                                      Name:    Roger S. Begelman
                                      Title:   Attorney-in-fact

                              SCHEDULE II-A-i

     The name, position and present principal occupation of each executive officer of GS Advisors III, L.L.C., the sole general partner of GS Capital Partners III, L.P. and GS Capital Partners III Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below except Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

     All executive officers listed below are United States citizens.


 Name                            Position                         Present Principal Occupation
 ---------------------------------------------------------------------------------------------

 Richard A. Friedman             President                        Managing Director of Goldman, Sachs & Co.
 Terence M. O'Toole              Vice President                   Managing Director of Goldman, Sachs & Co.
 Elizabeth C. Fascitelli         Treasurer                        Managing Director of Goldman, Sachs & Co.
 Joseph H. Gleberman             Vice President                   Managing Director of Goldman, Sachs & Co.
 Henry Cornell                   Vice President                   Managing Director of Goldman, Sachs & Co.
 Barry S. Volpert                Vice President                   Managing Director of Goldman Sachs International
 David J. Greenwald              Assistant Secretary              Managing Director of Goldman, Sachs & Co.
 Esta E. Stecher                 Assistant Secretary              Managing Director of Goldman, Sachs & Co.
 James B. McHugh                 Assistant Secretary              Vice President of Goldman, Sachs & Co.
 Patrick P. Mulvihill            Assistant Treasurer              Managing Director of Goldman, Sachs & Co.
 Sarah Smith                     Assistant Treasurer              Managing Director of Goldman, Sachs & Co.
 Dan H. Jester                   Assistant Treasurer              Managing Director of Goldman, Sachs & Co.
 David A. Viniar                 Assistant Treasurer              Managing Director of Goldman, Sachs & Co.
 Katherine B. Enquist            Vice President/Secretary         Vice President of Goldman, Sachs & Co.
 John E. Bowman                  Vice President                   Vice President of Goldman, Sachs & Co.
 Katherine L. Nissenbaum         Vice President                   Vice President of Goldman, Sachs & Co.

                               SCHEDULE II-B

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Stefan J. Jentzsch, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany, Gregory T. Hoogkamp and Daniel W. Stanton are citizens of the United States and Rudolf W. Ferscha is a citizen of Austria.


Name                       Position                 Present Principal Occupation
--------------------------------------------------------------------------------

Stefan J. Jentzsch         Managing Director         Managing Director of Goldman, Sachs & Co. oHG
Gregory T. Hoogkamp        Managing Director         Managing Director of Goldman, Sachs & Co. oHG
Rudolf W. Ferscha          Managing Director         Executive Director of Goldman, Sachs & Co. oHG
Timothy C. Plaut           Managing Director         Managing Director of Goldman, Sachs & Co. oHG
Daniel W. Stanton          Managing Director         Managing Director of Goldman, Sachs & Co. oHG
Alexander C. Dibelius      Managing Director         Managing Director of Goldman, Sachs & Co. oHG

                               SCHEDULE II-C-i

     The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

     The business address for each of the executive officers listed below is 85 Broad Street, New York, New York 10004.

     All executive officers listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.



Name                           Position                       Present Principal Occupation
------------------------------------------------------------------------------------------

Richard A. Friedman            Vice President                 Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole             Vice President                 Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman            Vice President                 Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra               Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.
Peter G. Sachs                 Vice President                 Senior Director of The Goldman Sachs Group, Inc.
Peter M. Sacerdote             President                      Advisory Director of Goldman, Sachs & Co.
David J. Greenwald             Vice President                 Managing Director of Goldman, Sachs & Co.
Esta E. Stecher                Vice President                 Managing Director of Goldman, Sachs & Co.
Patrick P. Mulvihill           Assistant Treasurer            Managing Director of Goldman, Sachs & Co.
Sarah Smith                    Assistant Treasurer            Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli        Vice President                 Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist           Vice President/Secretary       Vice President of Goldman, Sachs & Co.
Richard J. Stingi              Vice President                 Vice President of Goldman, Sachs & Co.
John E. Bowman                 Vice President                 Vice President of Goldman, Sachs & Co.
Katherine L. Nissenbaum        Vice President                 Vice President of Goldman, Sachs & Co.

                              SCHEDULE II-C-ii

          The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 2000, L.L.C., are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004.

          All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.

Name                         Present Principal Occupation

Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman          Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.

                                  EXHIBITS

Exhibit 1 Power of Attorney, dated March 20, 2000, relating to Stone Street Fund 2000, L.P.
Exhibit 2 Power of Attorney, dated March 20, 2000, relating to Stone Street 2000, L.L.C.
Exhibit 3 First Amendment to Securities Purchase Agreement, dated as of May 5, 2000, by and among the Company and the Purchasers

Exhibit 4   Amendment No. 2 to Rights Agreement, dated as of May 5, 2000
Exhibit 5   Form of Amended and Restated Lock-up Agreement
Exhibit 6 First Amendment to Registration Rights Agreement, dated as of May 5, 2000, by and among the Company and the Purchasers
Exhibit 7   Form of Warrant Agreement
Exhibit 8 Form of Certificate of Designation of Series A Convertible Preferred Stock
Exhibit 9 Form of Certificate of Designation of Series B Convertible Preferred Stock